

OFFERING MEMORANDUM

facilitated by



Jitter N The Bug Corporation

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Jitter N The Bug Corporation
State of Organization	NJ
Date of Formation	07/16/2019
Entity Type	Corporation
Street Address	223 Chestnut St, Salem NJ, 08079
Website Address	https://facebook.com/HookandIronsGSL

(B) Directors and Officers of the Company

Key Person	John T. Maxwell III
Position with the Company Title First Year	 Vice President 2019
Other business experience (last three years)	**PSEG Nuclear LLC, Salem Hope Creek Station, NJ** **Security Shift Manager** Provided security aimed at preventing the theft of special nuclear material at the PSEG Nuclear site Oversaw security personnel, and ensured the execution of operations and maintenance within the specifications of the Security Plan, Code of Federal Regulations, and approved procedures Supervised first line supervisors and represented employees on shift in the safe and efficient execution of security operations and developed, implemented, and managed an internal communications plan.

Key Person	John Ayars
Position with the Company Title First Year	 President 2019
Other business experience (last three years)	**NUCLEAR FIRE PROTECTION SUPERVISOR / PSEG NUCLEAR** 2015 - 2019 Promoted to provide leadership to team of fire protection officers executing critical day-to-day activities. Allocate resources based on operational demands for fire and emergency services as well as HAZMAT management. Direct incident response, executing decision making based on assessment of situational hazards and risks. Engage knowledge of fire science and standard protocols to minimize damage and harm to teams and public. Lead training sessions and exercises and facilitate performance reporting. Prepare documentation and supervisory reports. Administer department systems. **City Fire Chief**, Salem City Fire Department (2003 – current

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
John T. Maxwell III	36%
John Ayars	64%

(D) The Company's Business and Business Plan

The Team

Fred Ayars, Co-founder

Fred and John have been friends since childhood, and have an extensive history in entertainment and event coordination. We've been mobile disc-jockeys for 25 years, as were our fathers together before us. We've worked in bar/restaurants in the area as DJs and bar staff.

Fred has been a volunteer firefighter in Salem City since 1990, and has been the Fire Chief since 2004. He manages a volunteer staff of 56 personnel. His most recent employment was with PSEG Nuclear Generating Station in Salem NJ, and was a Nuclear Fire Protection Supervisor managing a staff of 25. Married to Karen, with children ages 14 and 16.

Fred and John will be full time owner/operators with full management & oversight responsibilities, and employ an initial staff of seven.

Johnny Maxwell III, Co-founder

Fred and John have been friends since childhood, and have an extensive history in entertainment and event coordination. We've been mobile disc-jockeys for 25 years, as were our fathers together before us. We've worked in bar/restaurants in the area as DJs and bar staff.

Johnny has been a volunteer firefighter since 2015. His most recent employment was also with PSEG Nuclear Generating Station, as a Security Operations Manager, managing a staff 250. Married to Alaura, with children ages 2 and 4.

Fred and John will be full time owner/operators with full management & oversight responsibilities, and employ an initial staff of seven.

The Market

Country clubs, public courses, indoor golf centers, driving ranges and commercial investors are clamoring to become part of the billion-dollar golf industry. Statistics show there are over 28,800,000 golfers in the United States and they are constantly looking for the newest innovation, best training tips and most importantly, new ways to have fun.

- Each of our 4 state-of-the-art golf simulator units will be linked to allow competition and record keeping.
- At Hook & Irons a group of four can play 18 holes in about 3 hours on a wide variety of courses for only $45 per hour AND have access to food and beverage at their booth. Compare this to a nearly 5 hour round on a local golf course that can cost anywhere from $45-$90 per player.
- We provide a realistic golf experience in a comfortable environment, turning the local golf season from 270 days to 365 days per year.

Introducing Hook & Irons

Founded by two firefighters, Hook & Irons will be a golf simulator and lounge providing great experiences in a friendly, relaxed environment. Golfer or not, Hook & Irons will be a destination for friend groups, corporate outings, date nights, and parties with a welcoming bar and gastropub program and multiple sporting experiences to choose from.

- Four premium indoor golf simulators are the main attraction. Golfers can choose either full 18-hole rounds for enjoyment, partial (from 3 to 9 holes) rounds, or select the training functions which supply critical performance feedback to aide in game improvement.
- Non-golfers can enjoy the multi- sports package, offering baseball, football, soccer, archery, dodgeball, and a host of other games.
- Simulators not in use? These high-end systems incorporate powerful projectors that can show any televised event on local cable.
- An elevated yet accessible full bar and food menu make Hook & Irons a destination even for those not actively golfing.

Location

Our space is located strategically both in terms of demographics and logistics. We're working with a firm to design a space that's high-end yet comfortable, complete with a full bar, second-floor mezzanine and event space, and of course, a lounge environment for golfers and their guests to relax and play a round.

- Our location is within 2 miles from all major highways such as NJ Turnpike, Interstate 295, Delaware Memorial Bridge, Route 40, Route 49, and Route 130.
- There are 7 golf courses within 15 miles of our location, and an additional 4 within 20 miles.
- The average age (30-50), median income (50-100k), and rate of home ownership (>65%) in Pennsville Township (NJ), Salem County (NJ), Gloucester County (NJ), and New Castle County (DE) are consistent with the national average golfer demographic identified by Benchcraft, National Golf Foundation, and Statista.
- The average daily traffic count is approximately 17,000 vehicles per day.

The investment opportunity

We have put in $600,000 of our own money to start this project, which has been used for the purchase of the liquor license, purchase of the property, demolition of the existing dilapidated building, and associated soft costs. Additional funds raised will be used to upgrade specific components of the buildout, from builders grade to premium luxury finishes.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	August 26, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$150,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Interest Payments during construction	$47,000	$80,000
Parking Lot Upgrades	$0	$30,000
Landscaping Upgrades	$0	$31,000
Mainvest Compensation	$3,000	$9,000
TOTAL	$50,000	$150,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	3.0 - 9.0%[2]
Payment Deadline	2028-06-30
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	2.9%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 3.0% and a maximum rate of 9.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	3.0%
$75,000	4.5%
$100,000	6.0%
$125,000	7.5%
$150,000	9.0%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has no outstanding securities.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
John T. Maxwell III	36%
John Ayars	64%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

Hook & Irons Golf and Social Lounge forecasts the following milestones:

- Complete Construction in Pennsville NJ by March 2023.

- Hire for the following positions by March 2023: Bar Staff, Hostess, Manager.

- Achieve $600,000 revenue per year by 2026.

- Achieve $100,000 profit per year by 2028.

Other outstanding debt or equity

As of June 2022, Hook & Irons Golf and Social Lounge has debt of $1,625,000 outstanding and a cash balance of $10,000. This debt is sourced primarily from a WSFS SBA 7(A) loan and will be senior to any investment raised on Mainvest. In addition to the Hook & Irons Golf and Social Lounge's outstanding debt and the debt raised on Mainvest, Hook & Irons Golf and Social Lounge may require additional funds from alternate sources at a later date.

No operating history

Hook & Irons Golf and Social Lounge was established in June 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$458,376	$631,700	$675,918	$709,713	$731,004
Cost of Goods Sold	$48,000	$53,000	$70,780	$74,318	$76,547
Gross Profit	$410,376	$578,700	$605,138	$635,395	$654,457
EXPENSES					
Rent	$0	$0	$0	$0	$0
Utilities	$16,500	$24,000	$24,000	$24,000	$24,000
Salaries & Wages	$81,476	$191,040	$200,000	$200,000	$200,000
Insurance	$10,046	$30,000	$30,000	$30,000	$30,000
Other Misc. Expenses	$41,499	$67,284	$70,000	$70,000	$70,000
Operating Profit	$260,855	$266,376	$281,138	$311,395	$330,457

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$398,150.00	$438,034.00
Cash & Cash Equivalents	$3,106.00	$35,088.00
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-69,884.00	$-125,102.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V